Exro Partners with Vicinity Motor Corp to Deploy Enhanced Powertrain into Next-Generation Electric Buses

•Exro has entered into a supply agreement with Vicinity Motor Corp. to validate and deploy an optimized electric powertrain utilizing the Coil DriverTM technology for Vicinity’s suite of electric buses
•The optimized powertrain will bring enhanced electric buses with improved performance to the public transit system

Calgary, Alberta (April 27, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce that it has signed a supply agreement with Vicinity Motor Corp. (“Vicinity” or “VMC”) to deploy Exro enhanced electric buses.

Vicinity Motor Corp. (formerly Grande West Transportation Group) is a leading supplier of advanced shuttle transportation vehicles for public and commercial use. With operations in Canada and the US, VMC has established significant market penetration and a large backlog of bus orders. Vicinity’s flagship product line, the Vicinity Bus, is a purpose-built electric bus revolutionizing sustainable public transit with next generation components.

Exro will supply the Coil Drive System technology and Vicinity will conduct operational validation through deployment of an optimized electric powertrain for VMC’s suite of electric buses. The Coil Drive System solution will enable the next generation of electric buses with improved performance that accelerates the transition to a sustainable public transit system. VMC will test and validate the Coil DriverTM powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.

“We are constantly searching for innovative new ways to provide a best-in-class experience for our customers, delivering leading-edge technology at a price point suitable for mass deployment across small and large fleets,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Testing of the Coil Drive System, which offers lower energy consumption and high performance relative to existing systems, could prove to be an exciting competitive advantage and further extend the range of our electric buses.”

“We are thrilled to bring enhanced electric buses to the market alongside Vicinity”, said Sue Ozdemir, Chief Executive Officer of Exro. “This commercial partnership highlights our dedication to bring the Coil DriverTM to emerging electric mobility markets and provide our partners with a clear edge over the competition.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: ir@exro.com
About Vicinity Motor Corp.
Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.
Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com
Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Tags: Electric vehicles, electric buses, electric shuttles, sustainability, inverters, controllers, control technology, mobility, powertrain systems, Coil Driver, electromechanical drives, municipal vehicles.
Targeting List: Technology